Exhibit 21.1
Subsidiaries of the Registrant

Jurisdiction of Incorporation
Strayer University, LLC	Maryland
Capella Education Company	Delaware
Sophia Learning, LLC	Minnesota
Capella Learning Solutions, LLC	Delaware
Hackbright Academy, Inc.	Delaware
Capella University, LLC	Minnesota
Workforce Edge, LLC	Delaware